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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
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                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
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                       SANTA FE PACIFIC GOLD CORPORATION
                           (NAME OF SUBJECT COMPANY)

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                            HOMESTAKE MINING COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

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                                    80217610
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                   WAYNE KIRK
            VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                            HOMESTAKE MINING COMPANY
                             650 CALIFORNIA STREET
                      SAN FRANCISCO, CALIFORNIA 94108-2788
                                 (415) 981-8150
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

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THIS SOLICITATION/RECOMMENDATION STATEMENT RELATES TO A PROPOSED EXCHANGE OFFER
BY NEWMONT MINING CORPORATION DESCRIBED IN ITS REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 1997 (REGISTRATION NO. 333-19335), WHICH OFFER HAS NOT BEEN COMMENCED. BY FILING THIS SOLICITATION/RECOMMENDATION STATEMENT, HOMESTAKE MINING COMPANY DOES NOT ADMIT THAT IT IS REQUIRED TO MAKE THIS FILING.
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                                  INTRODUCTION

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Santa Fe Pacific Gold Corporation, a Delaware corporation ("Santa Fe"), and the principal executive offices of Santa Fe are located at 6200 Uptown Boulevard NE, Suite 400, Albuquerque, New Mexico 87110. The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share, of Santa Fe (the "Santa Fe Common Stock"), including the associated Rights (the "Rights") to purchase or receive shares of Santa Fe preferred stock pursuant to the terms of the Rights Agreement dated as of January 26, 1995, as amended, between Santa Fe and Harris Trust and Savings Bank, as Rights Agent. Unless the context otherwise requires, all references herein to Santa Fe Common Stock shall include the Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the proposed offer by Newmont Mining Corporation, a Delaware corporation ("Newmont") disclosed in the preliminary prospectus contained in the Registration Statement on Form S-4 (the "Newmont Registration Statement") of Newmont that was filed with the Securities and Exchange Commission (the "Commission") on January 7, 1997 (Registration No. 333-19335), to exchange each outstanding share of Santa Fe Common Stock, together with the associated preferred share purchase rights, for 0.40 of a share of Newmont Common Stock, $1.60 par value (the "Newmont Common Stock"), upon the terms and subject to the conditions set forth in the preliminary prospectus contained in the Newmont Registration Statement (the "Newmont Proposed Offer"). The Newmont Proposed Offer has not been commenced. The Newmont Registration Statement states that the principal executive offices of Newmont are located at 1700 Lincoln Street, Denver, Colorado 80203.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the person filing this Statement is Homestake Mining Company ("Homestake"), 650 California Street, San Francisco, California 94108-2788.

     (b) Set forth below are, to the best knowledge of Homestake, contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between Homestake or its affiliates and (i) Santa Fe, its executive officers, directors or affiliates or (ii) Newmont, its executive officers, directors or affiliates:

     The Merger Agreement. On December 8, 1996, Homestake, Santa Fe and HMGLD Corp, a subsidiary of Homestake ("Sub"), entered into an Agreement and Plan of Merger (the "Agreement"), pursuant to which Sub will merge with and into Santa Fe (the "Merger"). The Agreement provides that each share of Santa Fe Common Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.115 shares of Homestake Common Stock, par value $1.00 per share. A description of the Agreement is set forth on pages 59 through 68 of the Preliminary Joint Proxy Statement/Prospectus (the "Preliminary Joint Proxy Statement/Prospectus") contained in the Registration Statement on Form S-4 of Homestake that was filed with the Commission on January 6, 1996 (Registration No. 333-19303). A copy of the Registration Statement is filed as
Exhibit 1, and is incorporated herein by reference. A copy of the Merger Agreement is included in the Preliminary Joint Proxy Statement/Prospectus and is incorporated herein by reference.

     Confidentiality Agreement. On November 17, 1996, Homestake and Santa Fe entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which, among other things, each party agreed to protect the confidential and proprietary information and data provided to each other in connection with the evaluation of one or more business transactions. A copy of the Confidentiality Agreement is filed as Exhibit 2, and is incorporated herein by reference.
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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Homestake recommends that the Santa Fe shareholders reject the Newmont Proposed Offer and not tender their shares of Santa Fe Common Stock pursuant to the Newmont Proposed Offer, and that the Santa Fe shareholders support the Agreement with Homestake.

     (b) In making the recommendation set forth in Item 4(a) above, Homestake considered the fact that Homestake has a merger agreement in place with Santa Fe and that the Newmont Proposed Offer is inconsistent with the Merger to be consummated pursuant to such agreement. For a discussion of additional matters underlying Homestake's recommendation set forth in Item 4(a) above, see (i) the discussion under "Benefits of the Combination" on pages 13 to 16 of the Preliminary Joint Proxy Statement/Prospectus and the discussion under "Background of the Combination", "Homestake Reasons for the Combination; Recommendation of the Homestake Board", "Opinion of Homestake's Financial Advisor", "Santa Fe Reasons for the Combination; Recommendation of the Santa Fe Board" and "Opinion of Santa Fe's Financial Advisor" on pages 36 to 52 of the Preliminary Joint Proxy Statement/Prospectus, which are incorporated herein by reference, and (ii) the letter from Homestake to Santa Fe shareholders dated January 14, 1997, which was distributed to Santa Fe shareholders on January 15, 1997. A copy of the letter from Homestake to Santa Fe shareholders is filed as
Exhibit 3, and is incorporated herein by reference.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE EMPLOYED.

     Homestake has retained D.F. King & Co., Inc. ("D.F. King") to distribute information on behalf of Homestake in connection with the Merger and related matters and to assist Homestake in its solicitation of proxies in connection with the Merger. D.F. King will receive customary compensation for its services in an amount to be agreed upon between D.F. King and Homestake, will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities arising out of or in connection with its engagement.

     Homestake has retained Dillon, Read & Co. Inc. ("Dillon Read") to act as its financial advisor in connection with the Merger and related matters. Pursuant to an engagement letter dated as of November 21, 1996, between Homestake and Dillon Read, Homestake has agreed to pay Dillon Read a fee of 0.33% of the equity consideration in the Merger, subject to a maximum fee of $6,500,000, for services provided in connection with the Merger. Of this amount, $2,250,000 was paid upon the announcement by Homestake of the execution of the Agreement; the payment of the balance is contingent upon the consummation of the Merger. Homestake has also agreed to reimburse Dillon Read for the expenses reasonably incurred by it in connection with its engagement (including reasonable counsel fees) and to indemnify Dillon Read and its officers, directors, employees, agents and controlling persons against certain expenses, losses, claims, damages or liabilities in connection with its services, including those arising under the federal securities laws.

     Homestake has retained Sard Verbinnen & Co., Inc. as a public relations advisor in connection with the Merger and related matters. Such firm will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

     Except as set forth above, neither Homestake nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to holders of Santa Fe Common Stock with respect to the Merger and related matters.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) On January 9, 1997, Homestake purchased 100 shares of Santa Fe Common Stock in an open-market transaction. There have been no other transactions in shares of Santa Fe Common Stock which were effected during the past 60 days by Homestake, or to the best knowledge of Homestake, any executive officer, director, affiliate or subsidiary of Homestake.

     (b) Homestake and, to the best knowledge of Homestake, the other persons referred to in Item 6(a) above, does not intend to tender to Newmont and intends to hold the shares of Santa Fe Common Stock which are held of record or beneficially owned by it.

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ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     This item is not applicable to the person filing this Statement.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     On January 15, 1997, Homestake management made a slide presentation to Homestake and Santa Fe shareholders. A copy of the slide presentation is filed as Exhibit 4, and is incorporated herein by reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 -  Registration Statement on Form S-4 of Homestake, as filed with the Commission on
             January 6, 1997 (Registration No. 333-19303).
Exhibit 2 -  Confidentiality Agreement dated as of November 17, 1996, between Homestake and
             Santa Fe.

Exhibit 3 -  Letter dated January 14, 1997, from Homestake to Santa Fe shareholders.

Exhibit 4 -  Homestake management slide presentation to Homestake and Santa Fe shareholders.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HOMESTAKE MINING COMPANY

                                          By /s/  JACK THOMPSON

                                            ------------------------------------
                                            Name: Jack Thompson
                                            Title:   President and Chief
                                                    Executive Officer

Dated as of January 15, 1997

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                                 EXHIBIT INDEX

Exhibit 1 -  Registration Statement on Form S-4 of Homestake, as filed with the Commission on
             January 6, 1997 (Registration No. 333-19303).

Exhibit 2 -  Confidentiality Agreement dated as of November 17, 1996, between Homestake and
             Santa Fe.

Exhibit 3 -  Letter dated January 14, 1997, from Homestake to Santa Fe shareholders.

Exhibit 4 -  Homestake management slide presentation to Homestake and Santa Fe shareholders.

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